SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated September 7, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	1611D	September 3, 2007

07026752

SUPPL

2007 SEP 18 A 10:22

PROCESSED
SEP 2 4 2007
THOMSON
FINANCIAL

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

09/03/07 03:41 AM

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Subject News Alert: Elementis PLC - Disposal

This Email Alert service is brought to you by Elementis

RNS Number:1611D
Elementis PLC
03 September 2007

3 September 2007

Elementis announces completion of sale of its Global Pigments Business

Elementis plc is pleased to announce that the sale of its Global Pigments business was completed on 31 August 2007. The sale, announced on 11 May 2007, was subject to regulatory approvals including a filing under the Hart-Scott-Rodino Act in the United States. Clearance to complete was received during August.

The proceeds from the sale (on a cash and debt free basis) were US$140 million (£70 million) and will initially be used to pay down debt.

David Dutro, Chief Executive of Elementis, commented: "The expeditious completion of this transaction was one of our stated goals for the second half of the year and leaves us well positioned to focus on growing our Specialty Products business."

Enquiries

Elementis plc	Tel: +44 (0) 207 408 9300
David Dutro	Chief Executive
Brian Taylorson	Finance Director
Financial Dynamics	Tel: +44 (0) 207 831 3113
Andrew Dowler	
Greg Quine	

This information is provided by RNS
The company news service from the London Stock Exchange

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